Darren K. DeStefano

T: (703) 456-8034
ddestefano@cooley.com

May 16, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Gladstone Capital Corporation—
Registration Statement on Form N-2

Ladies and Gentlemen:

On behalf of Gladstone Capital Corporation (the “Company”) transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”) is the Company’s Registration Statement (the “Registration Statement”) on Form N-2, together with all exhibits thereto, relating to the proposed public offering of up to $300,000,000 of common stock and debt securities.

The filing fee of $9,210 has been calculated pursuant to Rule 457(a) under the Act and has been sent by wire transfer to the Commission.

The Company has authorized us to advise you that, as contemplated by Rule 461(a) under the Act, it may make oral requests for the acceleration of the Registration Statement’s effectiveness and that it is aware of its obligations under the Act.

If you have any questions or comments with regard to the foregoing, please do not hesitate to call either the undersigned at (703) 456-8034 or Christina Novak, Esq., of this office at (703) 456-8562.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano, Esq.

325633 v1/RE

ONE FREEDOM SQUARE RESTON TOWN CENTER 11951 FREEDOM DRIVE RESTON VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM